Exhibit 99.1

Obsidian Energy Closes Belly River Acquisition and Increases 2026 Production Guidance

CALGARY, July 2, 2026 - OBSIDIAN ENERGY LTD. (TSX/NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) has closed our previously announced acquisition of Belly River light oil assets in the Wilson Creek area of Willesden Green (the “Acquisition”). In conjunction with closing the Acquisition, we are updating our 2026 guidance to reflect the contribution of the acquired assets.

Highlights:

•
Closed the Acquisition on June 30, 2026, adding approximately 2,500 boe/d of high-quality Belly River light oil production (76% liquids, based on May production) and 35 net sections of land in the Wilson Creek area of Willesden Green
•
Updated 2026 production guidance to 29,000–31,000 boe/d, representing a midpoint of 30,000 boe/d
•
Currently targeting approximately 22% total production growth in 2027, including acquired volumes, and approximately 28% growth in light oil production versus 2026
•
Planned six-well development program on the acquired lands in early 2027 is expected to increase production from the acquired assets to ~3,000 boe/d

“The closing of this Acquisition marks a further step in our strategy to accretively grow and strengthen our business,” commented Stephen Loukas, Obsidian Energy’s President and CEO. “These high-quality contiguous Wilson Creek assets complement our position in the Belly River fairway and add an attractive inventory of future light oil development opportunities. With our existing Willesden Green natural gas infrastructure, which we intend to expand, we are well positioned to remove the constraints that previously limited development of these assets, allowing us to accelerate drilling activities. We have planned a six-well development program on the acquired lands for early 2027 that is expected to drive further incremental production growth and unlock additional value from these assets.”

Mr. Loukas continued, “With our expanded capital program and the contribution from the Acquisition, we now expect total production growth of approximately 22% in 2027, up from 15% previously, led by a 28% growth in light oil driving a significant reduction in operating cost per boe and lowering the Company’s break-even costs. Supported by a strong balance sheet and our recently expanded credit facility providing enhanced financial flexibility, we are positioned to capitalize on our growth and value-creation opportunities for our shareholders”.

ACQUISITION

Total consideration paid for the Acquisition was approximately $98 million (inclusive of closing adjustments) with an effective date of April 1, 2026. The Acquisition was funded through available capacity under the Company's credit facilities. The acquired assets are characterized by strong netbacks and a significant inventory of future development opportunities. Combined with our existing land position, the Acquisition meaningfully expands scale of the asset. In a supportive oil price environment, Willesden Green is positioned to grow toward sustained production of approximately 20,000 boe/d, generating significant free cash flow for our shareholders.

2026 GUIDANCE

We are updating our 2026 operational guidance to reflect the Acquisition, raising production guidance while leaving our previously announced capital program unchanged. Average production guidance has been increased from 27,900 to 29,900 boe/d to 29,000 to 31,000 boe/d, reflecting approximately 2,500 boe/d of acquired production from the June 30 closing date through year-end. Prolonged spring break-up conditions due to wet weather has impacted second quarter production as well as delayed the start of our drilling program, while we anticipate being able to recover from this impact, it could affect our production forecast. Additionally, we have updated certain commodity price assumptions to reflect recent market conditions which are outlined below. Based on these revised assumptions, we now estimate 2026 funds flow from operations (“FFO”) of approximately $310 million ($4.64 per share), with trailing 12 month Net Debt to FFO at June 30, 2027 expected to be 0.8x based on our commodity price assumptions, including a WTI price of US$70.00/bbl for the first half of 2027.

The Company's 2026 capital program remains unchanged at $300 million to $325 million, including approximately $200 million allocated to our light oil assets in Willesden Green and Pembina Cardium Unit #11 ("PCU #11") and $110 million allocated to our heavy oil assets in Peace River. Included within the capital program is approximately $28 million dedicated to advancing waterflood initiatives, primarily in the Dawson, West Dawson and Nampa areas, while approximately $10 million is allocated to exploratory drilling targeting two prospective fairways within the Company's existing land base.

		Previous 2026 Guidance	Updated 2026 Guidance
Production[1]	boe/d	27,900 – 29,900	29,000 – 31,000
% Oil and NGLs	%	72%	72%
Capital expenditures[2]	$ millions	300 – 325	300 – 325
Decommissioning expenditures[3]	$ millions	7 – 11	7 – 11
Net operating costs[4]	$/boe	14.00 – 15.00	14.00 – 15.00
General & administrative	$/boe	2.00 – 2.10	1.95 – 2.05

Pricing assumptions[2]
WTI	US$/bbl	80.00	75.00
Foreign Exchange Rate	CAD/USD	1.37	1.40
MSW Differential	US$/bbl	2.50	2.50
WCS Differential	US$/bbl	15.00	13.75
AECO	$/GJ	2.25	2.25

Based on midpoint of above guidance
FFO[4]	$ millions	317	310
FFO/share[2,4]	$/share	4.74	4.64
FCF[4]	$ millions	(4)	(14)
FCF/share[2,4]	$/share	(0.06)	(0.20)
Net debt[4,5]	$ millions	274	395
Net debt to FFO (at June 30, 2027)[4,6]	Times	n/a	0.8
Net debt to FFO[4]	Times	0.9	1.3

Asset level information, based on midpoint of above guidance		Previous 2026 Guidance	Updated 2026 Guidance
Heavy Oil
Average production	boe/d	12,700	12,700
% Oil and NGLs	%	92%	92%
Capital expenditures[2]	$ millions	110	110
Net operating costs[4]	$/boe	19.80	19.80
Netback[4]	$/boe	38.00	36.20
Net operating income[4]	$ millions	176	168
Asset level FCF	$ millions	66	58

Light Oil
Average production	boe/d	16,200	17,300
% Oil and NGLs	%	56%	57%
Capital expenditures[2]	$ millions	200	200
Net operating costs[4]	$/boe	10.50	10.40
Netback[4]	$/boe	39.40	37.05
Net operating income[4]	$ millions	233	234
Asset level FCF	$ millions	32	33
(1)
Refer to ‘Supplemental Production Disclosure’ below for details of production by product types.
(2)
Refer to “Budget Assumptions Information” below for further details.
(3)
The Company’s estimated AER spending closure obligation for 2026 remains subject to change in accordance with the terms and conditions of the agreement of purchase and sale governing the Company’s disposition of our Pembina assets to InPlay Oil Corp in 2025.
(4)
See “Non-GAAP and Other Financial Measures” section below for further details.
(5)
Net debt figures include the impact of purchases under our NCIB ($19 million) and prepaid equity forwards ($20 million) thus far in 2026.
(6)
Metric is based on trailing 12 months at June 30, 2027 and assumes for the first half 2027 a US$70/bbl WTI oil price and ~$120 million of capital expenditures and decommissioning spending.

Estimated sensitivities to selected key assumptions on FFO for 2026 (including our current hedge position and realized prices for the first quarter of 2026) are as follows:

Guidance Sensitivity Table
Variable	Range	Change in 2026 FFO ($ millions)
WTI (US$/bbl)	+/- $1.00/bbl	4.0
Foreign Exchange Rate (CAD/USD)	+/- $0.01	2.8
MSW light oil differential (US$/bbl)	+/- $1.00/bbl	1.8
WCS heavy oil differential (US$/bbl)	+/- $1.00/bbl	2.3
AECO ($/GJ)	+/- $0.25/GJ	0.9

2026 capital and operating PROGRAM

The breakdown of operated wells expected to be rig released in 2026 is as follows:

	Well Type			Total
	Development	Appraisal	Injector	Gross (Net)
DEVELOPMENT WELLS
Heavy Oil Assets
H1 Peace River (Bluesky)	1 (1.0)	1 (1.0)	-	2 (2.0)
H1 Peace River (Clearwater)[1]	8 (8.0)	-	7 (7.0)	15 (15.0)

H2 Peace River (Bluesky)	6 (5.7)	-	-	6 (5.7)
H2 Peace River (Clearwater)[2]	6 (6.0)	-	10 (10.0)	16 (16.0)

Light Oil Assets
H1 Willesden Green (Belly River)	7 (7.0)	-	-	7 (7.0)

H2 Willesden Green (Belly River)	14 (14.0)	-	-	14 (14.0)
H2 Willesden Green (Cardium)	3 (3.0)	-	-	3 (3.0)

New Ventures
H2 Activity	2 (2.0)	-	-	2 (2.0)

TOTAL OPERATED WELLS[3]	47 (46.7)	1 (1.0)	17 (17.0)	65 (64.7)
(1)
Including the last well of our 2025 program rig released on January 2, 2026.
(2)
One of our 10 added Clearwater injector wells will be rig released in 2027.

(3)
In addition, Obsidian Energy expects to participate in a total of 9 non-operated (4.0 net) wells and drill one operated water source well in 2026.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation on our website, www.obsidianenergy.com, in due course.

ABOUT OBSIDIAN ENERGY

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

ADDITIONAL READER ADVISORIES

SUPPLEMENTAL PRODUCTION DISCOSURE

Outlined below is expected average production by product based on the midpoint of our 2026 guidance estimates.

Based on midpoint of guidance		Previous 2026 Guidance	Updated 2026 Guidance
Heavy Oil	bbl/d	11,700	11,700
Light Oil	bbl/d	7,000	7,600
NGLs	bbl/d	2,100	2,300
Natural gas	mmcf/d	48.6	50.4
Total Production	boe/d	28,900	30,000

BUDGET ASSUMPTIONS INFORMATION

Capital Expenditures

•
Asset level capital does not include $1 million in corporate capital in both our Updated and Previous Guidance cases.

Commodity Pricing

•
Updated Guidance pricing assumptions include risk management (hedging) adjustments as of June 30, 2026 while our Previous Guidance pricing assumptions include risk management (hedging) adjustments as of May 31, 2026.
•
Pricing assumptions for both Updated and Previous Guidance are from July to December 2026.

Per Share Calculations

•
Per share calculations for our Updated and Previous Guidance are based on an estimated 66.8 million weighted average share outstanding.

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The interim consolidated financial statements and MD&A for the three months ended March 31, 2026, will be available in due course on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section ’Non-GAAP and Other Financial Measures’ in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; netback; and free cash flow (“FCF”). These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three months ended March 31, 2026, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

Non-GAAP Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share), which use FFO as a component; net operating costs ($/boe), which uses net operating costs as a component; netback ($/boe), which uses netback as a component; and net debt to FFO, which uses net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three months ended March 31, 2026, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measure is a supplementary financial measure: G&A costs ($/boe). See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three months ended March 31, 2026, for an explanation of the composition of these measures.

FUTURE-ORIENTED FINANCIAL INFORMATION

This release contains future-oriented financial information (“FOFI”) and financial outlook information relating to the Company's prospective results of operations, operating costs, expenditures, production, FFO, FCF, net operating costs, and net debt, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth below under ‘Forward-Looking Statements’. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI to provide readers with a more complete perspective on the Company's business as of the date hereof and such information may not be appropriate for other purposes.

Without limitation of the foregoing, this news release contains information regarding guidance for our 2026 capital expenditures, production levels, FFO, FFO per share, FCF, FCF per share, net operating costs, net debt (prior to NCIB) and net debt (prior to NCIB) to FFO ratio, which are based on various factors and assumptions that are subject to change including regarding production levels, commodity prices, operating and other costs and capital expenditure levels. To the extent that such estimates constitute FOFI or a financial outlook, are included to provide readers with an understanding of the Company's anticipated plans and financial results based on the capital expenditures and other assumptions described and readers are cautioned that the information may not be appropriate for other purposes.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
cP	Centipoise	GJ	gigajoule

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our targeted 22% production growth in 2027, our targeted production growth in light oil production for 2027 versus 2026; our development plans for 2026 and beyond; our production growth expectations for the acquired assets; our infrastructure expansion plans, including constraint removal and associated accelerated drilling activities; how we plan to position the Company to capitalize on our growth and value-creation opportunities for our shareholders; our expectations for our Willesden Green asset and cash flow generation for shareholders; our expectations for our production in connection with the prolonged spring break-up conditions and delays to the start of our associated drilling program; our updated 2026 guidance for production (including mixture and type), capital and decommissioning expenditures, net operating costs, general & administrative costs, FFO and FFO/share, FCF and FCF/share, Net debt and Annualized net debt to FFO; our expected sensitivities to changes in WTI, foreign exchange rate, MSW, AECO and WCS; our guidance for asset level average production, capital expenditures, net operating costs, netbacks, net operation income and the asset level FCF; our expected rig releases in 2026; the expected timing of our update corporate presentation; our expectations for waterflood initiatives; the expected breakdown of expenditures for our light and heavy programs (including Bluesky and Clearwater formations), our estimated AER spending closure obligation for 2026 which remains subject to change in accordance with the terms and conditions of the agreement of purchase and sale governing the Company’s disposition of its Pembina assets to InPlay Oil Corp in 2025.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; in connection with the Acquisition, the assumptions that the Company can fully integrate the asset and achieve the stated results; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including prolonged spring break-up, extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that the Company may not achieve all of the anticipated benefits of the Acquisition; the risk that the Company’s financial and operating results post-transaction in connection with the Acquisition may not be consistent with its expectations; the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, prolonged spring break-up, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including prolonged spring break-up, extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups.

Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

Email: investor.relations@obsidianenergy.com